May 29, 2015
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	Masimo Corporation
Form 10-K for the Fiscal Year Ended January 3, 2015
Filed February 17, 2015
Form 8-K dated May 6, 2015
Filed May 6, 2015
File No. 001-33642
Dear Mr. James:
This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joe Kiani, Chairman and Chief Executive Officer of Masimo Corporation (the “Company”), in the letter dated May 21, 2015 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the year ended January 3, 2015 filed with the Commission on February 17, 2015, and the Current Report on Form 8-K filed with the Commission on May 6, 2015.
Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.
Form 10-K Fiscal Year Ended January 3, 2015
Note 2. Summary of Significant Accounting Policies, page F-8

1.
We note your disclosure relating to litigation costs and contingencies in Note 15 and in MD&A on page 71. Please revise future filings to include your accounting policy for loss contingencies in the notes to the audited financial statements. Refer to FASB ASC 235-10-50-1.

The Company acknowledges the Staff’s comment and will revise its applicable future filings to include the Company’s accounting policy for litigation costs and loss contingencies in the notes to its audited financial statements.
Note 15. Commitments and Contingencies, page F-28

2.
We note that in discussing many of the litigation matters on pages F-30 through F-32 you disclose that you “believe [you] have good and substantial defenses…but there is no guarantee that [you] will prevail.” In future filings, in addition to disclosing the nature of the contingency, please revise the note to provide all the disclosures required by ASC 450-20-50. As applicable, disclose the estimate of possible loss, or range of loss or include a statement that such an estimate cannot be made. Further, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, revise to either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.

The Company acknowledges the Staff’s comment and will revise its applicable future filings to, in addition to disclosing the nature of the contingency, provide all the disclosures required by Financial Accounting Standards Board (“FASB”)Accounting Standards Codification (“ASC”) 450-20-50, including the estimate of possible loss, or range of loss, or a statement that such an estimate cannot be made. In addition, the Company confirms that in its applicable future filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized by the Company may be incurred, the Company will revise its disclosure to either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.
Note 16. Segment Information and Enterprise Reporting, page F-32

3.
We note your disclosure in this note that your assets are primarily located in the United States but also note the discussion of properties in Item 2 on page 49. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-41(b). In this regard, you should separately quantify the long-lived assets in your country of domicile (United States) and all foreign countries. See also ASC 280-10-55-23.

The Company acknowledges the Staff’s comment and will revise its applicable future filings to provide the disclosures required by FASB ASC 280-10-50-41(b), including the separate quantification and disclosure of long-lived assets in the United States and all foreign countries.
Form 8-K dated May 6, 2015
Exhibit 99.1

4.
We note your reconciliation of GAAP to non-GAAP Condensed Consolidated Statements of Income. Please tell us how you considered the guidance set forth in Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which indicates that it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company previously presented a non-GAAP income statement to address the complexity of the Company’s reconciling items in a format that the Company believed best promoted the understanding by its investors and stockholders of each non-GAAP financial measure and its relationship with the most directly comparable GAAP financial measure.
Notwithstanding the foregoing, the Company will revise the manner in which it presents reconciliations of non-GAAP financial measures to the most comparable GAAP financial measures going forward. Beginning with the Company’s earnings release for the quarter ending July 4, 2015, rather than present the Company’s reconciliation in the form of a full “adjusted” income statement, the Company will only provide tabular reconciliations for the most directly comparable financial measures calculated and presented in accordance with GAAP.
*********

In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect our indicated responses, as applicable.
Sincerely,

/s/ MARK P. DE RAAD
Mark P. de Raad
Executive Vice President & Chief Financial Officer

cc:	David Van Ramshorst, Chief Accounting Officer, Masimo Corporation
Jeff Hartlin, Paul Hastings LLP
Doug McCombs, Grant Thornton LLP

3